Exhibit 99.3

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Form of Proxy for Annual General Meeting

to Be Held on December 19, 2014

(or any adjourned meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of NQ Mobile Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding common shares, par value US$ 0.0001 per share, of the Company (the “Common Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 19, 2014 at 10:00 a.m. (local time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Common Shares at the close of business on November 14, 2014 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. The quorum of the AGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about November 17, 2014.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its offices at Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, the People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Ms. Susie Shan) at Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, the People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Form of Proxy for Annual General Meeting

to Be Held on December 19, 2014

(or any adjourned meeting thereof)

I/We                              of                             , being the registered holder of                              Common Shares1, par value US$0. 0001 per share, of NQ Mobile Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or                              of                              as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 19, 2014 at 10:00 a.m.(local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTIONS	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the approval, confirmation and ratification of an increase in the Company’s authorized share capital to US$180,000, divided into (a) 1,560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each, by the creation of 1,000,000,000 Class A Common Shares of a par value of US$0.0001 each, as previously approved by the Company’s directors.

2.	The special resolution as set out in the Notice of Annual General Meeting regarding the approval, confirmation and ratification of an amendment to Section 8 of the Company’s Memorandum of Association to reflect such increase in the Company’s authorized share capital set forth above, as previously approved by the Company’s directors.

Dated , 2014	Signature(s) [4]

[1]	Please insert the number and class (i.e., Class A or Class B) of Common Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

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